Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC V7W 2J5

December 15, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Sandy Eisen

Dear Madame:

Re:	Golden Queen Mining Co. Ltd. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
SEC File No. 0-21777

This letter is in response to the SEC comment letter dated September 24, 2010. The paragraph numbering or the below responses corresponds to the numbering in the SEC comment letter. The Company has filed an amended annual report on Form 10K/A in connection with this response letter. The Form 10K/A includes restated financial statements for the year ended 2009 to reflect a change to stock option accounting due to ASC 815-40-15.

1.	The Company has revised the disclosure on page 22 to indicate that it has no employees, and instead utilizes consultants and contractors.

2.	The Company advises as follows in response to the four bulleted comments:

(a)

the Company has one group of material leases that expired in June and July of 2010 representing an aggregate 50% interest in a claim group. The Company owns the remaining 50% interest. The Company is in the process of negotiating renewal leases, and anticipates that it will be able to reach agreements for renewal leases. The lease that expired in 2004 is not considered material to the Company.

	(b)	The only material leases that have expired are as noted in 2(a) above. The Company currently holds a 50% interest in the property and is negotiating the renewal of the leases on the remaining 50%.

	(c)	The Company is not currently in default of any lease agreement.

(d)

The current leases have expiry dates ranging from 2011 to 2045. Of these, no single lease is considered material with the exception of four leases which expire in September 2014, April of 2015, 2021 and April 2026 respectively. All leases become non-expiring once the mine commences production.

The company has made corresponding revisions to the risk factor disclosure on page 23 and the property interest disclosure on page 25.

3.

The Company has provided additional disclosure on pages 31-33 to provide additional information on selected cost items, to clarify the reason and nature of the costs, and any clarification needed of recurrence.

4.	The Company has provided additional disclosure on page 33 regarding the costs contributing to the net loss in 2008 compared to 2009.

5.

The Company has provided additional disclosure on page 36 to indicate that a production decision can be made upon completion of the update to the feasibility study, which is currently in progress. The possible sources of financing are also disclosed, as is a target financing time of the first quarter of 2011.

6.	The Company has removed the referenced statement on page 36.

7.

The Company has provided disclosure on page 40 regarding changes in its controls and procedures in response to past deficiencies and noted that the past deficiencies had no material effect on the Company.

8.	The Company has provided disclosure on page 41 to clarify that it has taken steps to address the cause of the past deficiencies in its controls and procedures.

9.	The Company has revised the signature page to identify the principal accounting officer.

10.	The Company has updated the exhibit table and included any additional exhibits with the Form 10K/A filing.

11.	The Company has inserted location and claims maps on pages 26 and 27.

12.	The Company has on page 10 included a disclaimer regarding SEC Industry Guide 7, disclosed the metallurgical recovery factor, and disclosed that resource estimates are inclusive of reserve estimates.

13.	The Company has on page 16 included a paragraph summarizing the three main permits required prior to commencement of mining an processing operations.

14.	In response to comment 14 Definitive Proxy Statement Filed April 28, 2010, the Company confirms that it will comply with the comments in all future proxy statement filings.

15.	In response to comment 15 Termination of Employment, Change in Responsibilities and Employment Contracts, page 10, the management contract has been filed as an Exhibit to the Form 10K/A.

16.	In response to comment 16 Report on Executive Compensation, page 10, the Company will revise its disclosure in future filings as per the comment.

17.

In response to comment 17 Form 10-Q for the quarter ended June 30, 2010, Notice of No Auditor Review, page 1, the Company’s independent accountant is in the process of completing a review of restated interim financial statements due to application of ASC 815- 40-15, and has the Company will file a Form 10Q/A for each of the noted quarters as per the comment as soon as practical thereafter.

The Company hereby acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

GOLDEN QUEEN MINING CO. LTD.

Per
Lutz Klingmann, President